Filed by Spring Valley Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Spring Valley Acquisition Corp.
Commission File No. 001-39736

AeroFarms

AeroFarms Goes Public via SPAC and Rebrands with Stacy Kimmel, VP of R&D

Tuesday, May 4, 2021

CORPORATE PARTICIPANTS Tyler Nuss – Host of The Modern Acre Stacy Kimmel - VP of R&D

PRESENTATION

Tyler Nuss

Hey, guys. You're listening to episode 170 of The Modern Acre, presented by Farm Together. This week, we're starting to Stacy Kimmel, who's the VP of R&D at AeroFarms. This week, you're getting all things indoor farming. We're talking an ag tech exit, we're talking branding and marketing, and we're also talking the latest in indoor farming technology.

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Announcer

You're listening to The Modern Acre Podcast. Every week, you'll hear from the entrepreneurs, innovators, and leaders that are changing the food and agricultural industry on and off the farm. Your hosts are Tim and Tyler Nuss. They're brothers, fifth generation farmers, and entrepreneurs who have scaled tech startups, developed international supply chains, and built brands. The Modern Acre is ag built different.

Tyler Nuss

Before we get into the show, a quick shout-out from our sponsors. Farm Together is a technology-enabled farmland investment platform that provides accredited investors with direct access to farmland as an asset class. With Farm Together, investors have access to institutional quality farmland online in just minutes. That's www.farmtogether.com, where investing in farmland has never been so easy. Become a farmland investor in minutes, and watch your money grow today.

Well, guys, today I am solo, and boy, does it feel weird. Tim is away on a business trip, and so, I'm here doing the solo by myself. And yeah, I honestly don't like the feeling. I thought I would really enjoy it, you know, not have Tim's presence hanging over my head and concerned about what he's going to say, or you know, what dumb comment he's going to make, but man, you know, I actually do miss him.

But really appreciate you guys tuning in, super excited for this episode with Stacy. This is a really fun one. AeroFarms has been in the news a ton lately, with everything they have going on. They're going public via SPAC, which we get into. They just recently rebranded their website but also their consumer packaging into their own label. They're exploring partnerships in the space with more traditional food companies. And Stacy's background is in the agtech space and the R&D world of how to connect some of these concepts and bring them to market. And so, really fun conversation we had with her, hope you guys enjoy it.

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Tyler Nuss

Hey, Stacy. Welcome to the show.

Stacy Kimmel

Thanks. Happy to be here.

Tyler Nuss

Yeah, I've got to say, Stacy is joining us on a Friday afternoon, evening her time, so, big champ to be on the podcast. We're really looking forward to the conversation, so, thanks, Stacy. Want to kick it off, AeroFarms has been really in the news lately for a lot of different reasons. But we want to kick it off talking about the recent news of you guys going public via SPAC. SPACs are all the rage right now, really popular. I think the amount of SPACs that have happened in the first quarter of 2021 exceeded all of the previous year or two, or some crazy stat like that. So, would just love to get your perspective of how that's going and how and why you guys decided to go that direction.

AeroFarms
Tuesday, May 4, 2021, 11:00 AM Eastern

Stacy Kimmel

Yeah. So, thanks for asking. I think it's kind of the question on top of many people's minds right now, is AeroFarms going public? So, you know, we're really, really excited internally about the opportunity to do this. And you know, it really allows us to fully fund our growth strategy. And as far as the SPAC goes, I think it was the right vehicle for us, given the phase of our company, and it allows us to do what we need to do and get there as quickly as possible. So, you know, our business has been at an inflection point. You know, we're continuing to scale our operational framework, and we really wanted to expand our plans in earnest, and this was a terrific way for us to do that.

Tyler Nuss

Yeah, it's super exciting. We're really looking forward to digging in and learning more about Aero, and getting into all the background. it seems like the news has been crazy the past couple weeks with the new brand and the new website, and the new facility groundbreaking this week. But before we jump into all of that, maybe just kind of level set with us and talk about the origin story of AeroFarms, and what made you want to get involved?

Stacy Kimmel

Yeah. So, AeroFarms has been around for a number of years. I've been familiar with them. I was working prior to AeroFarms at another company in New Jersey, a Campbell Soup company. And you know, I spent a lot of time in my last couple of years there working very closely with agtech startups, working in different spaces, food tech, food waste, you know, trying to bring in new technology into that organization. And we felt like there was a lot of interesting things happening in the entrepreneurial community.

So, you know, AeroFarms was pretty much right in our backyard, so, pretty easy for us to have a connection with them, and very easy to be aware, just based on proximity. So, you know, they have--they've had a terrific story for a long, long time, and I've been intrigued by the possibilities of vertical farming and what it could potentially bring to local communities and how it adds value to the environment, and you know, really helps preserve many of the things that many people are talking about right now, water, waste, and energy. So, we're really, you know, excited to continue to try to improve those things. And for me, being able to be a part of that was really a terrific opportunity.

Tyler Nuss

Stacy, maybe talk a little bit more about your role within the company. What are you focused on right now at Aero?

Stacy Kimmel

Yeah, so, you know, based on the newest news, you know, obviously, we're focused on our growth strategy. You know, in R&D, that means for us, it's just understanding as much as we possibly can about the plants. So, everything we do at AeroFarms is designed to help us better understand what it takes to grow a plant at scale, and all of this leads to helping us with our growth strategy.

So, you know, that could be experimenting with new varieties, new genetics, you know, working with lighting or nutrition. You know, and thinking about how those things--and looking at information to understand how they impact yields and how they impact the quality of our products. And I think, you know, in addition, you probably had a chance to--if you've looked at our investor deck, there are a couple of other areas that we're going to be focusing on going forward. We're going to be looking into berries, and we made a big announcement recently relative to a partnership with Hortifrut. We've also got a couple of other things in the fire relative to plant-based pharmaceuticals and nutraceuticals. And also, just, you know, we have a lot of great tech that we're working on, and partnerships that can help us improve that technology.

AeroFarms
Tuesday, May 4, 2021, 11:00 AM Eastern

Tyler Nuss

Yeah, it's so impressive with how the space has grown in the past couple years, and seeing the differentiation, getting out of just pure leafy greens and getting into some higher value, different produce commodities like berries, as you say. Stacy, maybe talk to us about some of the challenges of kind of exploring this new territory that nobody's really done before. How do you kind of adapt and deal with the challenges?

Stacy Kimmel

Yeah, you know, I don't really look at them as challenges, quite frankly. I think it's all an opportunity. And one of the exciting things about a company like AeroFarms is we have a tremendous runway to keep growing and understanding what's going on. You know, in a large company where I came from, you know, we could slice off small pieces of a technology and potentially make some incremental improvements. But the things that are happening at AeroFarms, you know, we're making large step changes to improve everything that we do, which is a really, really exciting place to be for me as a scientist.

Tyler Nuss

Stacy, want to spend a bit of time talking about the go-to-market strategy. Can you tell us how the go-to-market strategy has evolved over time, and really what your focus is today? Is it developing your own brand? Is it working with partners? What does that look like?

Stacy Kimmel

Yeah. So, you know, as you know from our history, we've been primarily in the Northeast states, so, New York, New Jersey, Connecticut, and available in a little bit further area through Amazon Fresh and Fresh Direct. But you know, our new farm in Danville, Virginia, which just broke ground on this week, is going to allow us to expand our retail distribution and increase the market penetration for our brand, which is really exciting.

So, in addition to that, we have some new branding that we just launched this week. So, we used to be--we used to have our greens under the Dream Greens brand, and we're going to put everything now, based on our new branding, under the AeroFarms brand. Because we consider our company to be more of a platform company, and we want to make sure that everybody understands that it's AeroFarms that is providing those greens. So, we decided to move to one universal branding message.

Tyler Nuss

Yeah, I think that makes a lot of sense. The new brand looks amazing, and I think a good way to get your brand out there and differentiated in the space. Stacy, maybe talk to us a little bit about competition within the indoor farming. There's obviously a lot of players popping up with Plenti and AppHarvest that just did a SPAC as well. Maybe talk to us about how AeroFarms differentiates from the other players in this space.

AeroFarms
Tuesday, May 4, 2021, 11:00 AM Eastern

Stacy Kimmel

Sure. So, you know, we have great competitors. And you know, great competitors make us better. So, obviously, I'm not personally acquainted with a lot of the things that our competition is doing. But I will say, you know, from where I sit, I think a couple things to mention relative to our products. I think our greens are the most flavorful in the market right now. In addition, you know, we're creating a new category of microgreens for consumers, which is very exciting for us.

People think about microgreens as more of a garnish, and we're doing a lot of interesting things to try to help consumers understand the possibilities around microgreens. So, recipes and a lot of social media influencers and other things to try to get the news out about using microgreens as more than just a garnish, and how terrific they are relative to nutrition and flavor and texture. So, that is one of the things that I think differentiates us. The other thing--and you know, I guess I'm biased, but I think our R&D team is outstanding.

You know, I've been in the food industry for 23 years, and you know, the team that we have at AeroFarms is one of the best teams that I've worked with. They are just fabulous, and I enjoy coming to work every day to see what they've got in store. Because they're great thinkers, they're curious, and you know, they're always looking for ways to improve.

Tyler Nuss

You mentioned it previously about breaking ground on this new project. Tell us more about this. Maybe walk us through what you're building, and how it's going to be the most technologically advanced and largest indoor vertical farm.

Stacy Kimmel

Sure. So, this will be the largest farm, obviously, to date that we've built, and we're really excited about it. And one of the things that--about this farm is, we've been working on our model growing systems for many, many years. So, every time we build something new, we're improving our growing system. So, this particular farm will have the latest most innovative growing system in place to grow leafy greens and microgreens for the northeast region.

And we're really excited to see what that farm can do. We have, obviously, continued to innovate past Model Five, and future farms will be even better. But this particular farm has got the latest and greatest technology relative to sensors and all of the things that are going to make this terrific for us, and understanding really what the plants need. Because the more data that we have, the better that we're going to get as farmers, and the more--the better the products that we're going to be able to bring to our consumers.

Tyler Nuss

Stacy, I'd love to hit on another point, you talked about your partnership with Hortifrut on berries. And kind of seeing this trend in the indoor farming space where it's kind of a traditional outdoor farm partnering with an indoor farm to bring some new product to market, seeing the news with Criscoles and Plenti and with Tanimura and Antle, a leafy greens grower in Salinas that's partnering with a player in the urban farming space. Maybe talk to us about that partnership and how you see that unfolding in the industry.

Stacy Kimmel

Yeah, I think it's a great testament to the potential for indoor farming, that many of these large traditional agriculture companies are looking to indoor farming to see what's potentially possible. And you know, a lot of what's grown in the industry has been designed and bred to be grown outdoors. So, you know, there's a lot of opportunity in the genetics to try to understand what could potentially be possible from growing indoors. And you know, as you know, we have precision control over everything. So, if you think about what the possibilities might be relative to fruit quality or nutrition, or you know, some of the other factors that might impact the ability of these particular customers, in our case, Hortifrut, to put forward a product that might be superior, the opportunities are really exciting for that.

AeroFarms
Tuesday, May 4, 2021, 11:00 AM Eastern

Tyler Nuss

Yeah, I totally agree. Stacy, kind of wanted to wrap up here talking about what we started with, with the SPAC. And obviously, we cover a lot of agtech companies here on the podcast, and something that has come up time and time again is, how are these companies going to exit, right? Is it going to be through acquisition? Is it going to be through IPO? But we're seeing recently this trend toward SPACs. So, can you talk a little bit in more detail about what led to this decision, and how you guys intend on growing from here?

Stacy Kimmel

As I mentioned earlier, I think the idea of a SPAC was really attractive to us because it allows us to get where we want to go as quickly as possible. And you know, from here, I think, you know, the possibilities are very, very exciting to us. So, this allows us to really fully fund what we want to do. And you know, this just happened to be the vehicle that was going to allow us to do that. And we--as I mentioned, we've got a lot of things going on. We've got a new farm, we've got new brands, we've got a farm--a research farm in Abu Dhabi, and we've got some very, very ambitious growth plans. And you know, this particular way of getting investment was really going allow us to accelerate that growth strategy.

Tyler Nuss

Yeah, that makes a ton of sense, and it's cool to see companies like Aero kind of paving the way for creative ways to go public. We've seen kind of more direct listings versus traditional IPOs and SPACs in the past, so I think it's going to open up a lot of doors for other companies in this space that are moving to--looking to move in that direct. Well, Stacy, we'd like to switch to a section we call Quick Takes. What ag product or service is needed but doesn't yet exist?

Stacy Kimmel

You know, I thought a lot about this, because I think there are so many things out there in agriculture, and you know, there's so many ideas, so many entrepreneurs doing really, really exciting things, and they're building companies around those things. I think that because there's so many, it's really up to the industry to try to understand, you know, what are we looking for, and what kinds of things are really going to be important for us, and where those things make sense and where they don't. And you know, I think that we've got an opportunity as an industry to really test out some of these new ideas and understand what's really possible, so some of these companies can grow and thrive, because they've got amazing ideas.

Tyler Nuss

What ag product or service isn't needed, but is being sold to farmers?

Stacy Kimmel

You know, the one thing that I noted when I was working with the startup community in the past--and you know, it's been some time, but I think there's a lot of companies that are working with farmers to help them understand how to use data. And I think it's always a challenge for a farmer to try to have so many ways of looking at things, and have to use different services and different connections to try to get the information they need. And the one thing that I noted at that time was, nobody was really bringing all of that together. Because the easier you make it for the farmer to access that information, the more likely they are to use it. But if you're selling them various pieces of it, it's too disjointed to make it useful for the person who's actually going to be using it. So, I think this user--the idea of a user and what a user is really needing, and in this case, the farmer, should be top of mind. And I oftentimes wonder if that user isn't always taken into consideration as some companies are out there thinking through what they might want to sell to an industry.

AeroFarms
Tuesday, May 4, 2021, 11:00 AM Eastern

Tyler Nuss

I really like that answer. Sometimes too much data analysis could be--can be a burden for farmers, so I think that's a very thoughtful answer. What's something you've changed your mind about recently?

Stacy Kimmel

Well, you know, I have changed a lot of the way that I work recently because of the pandemic, as we all have, right? So here we are, talking on Zoom, and you know, we all talk on various teleconference type of software lately. And I think--I was quite skeptical about this, and I started my job at AeroFarms three weeks before the shutdown. So, I didn't really have a ton of time in person. I thought, wow, this is going to be hard for me to adjust, and to meet my team and really understand what they're all about, understand the company.

And you know, to their credit, I have really been able to succeed in this strange world that we're living in right now, with very little face time, at least initially. I go to the farm now regularly, but I think initially we were not going, and we were restricting some of that access. So, I thought for sure this might be a challenge and impact my ability to get to know my job and understand how I wanted to operate within AeroFarms. But it really didn't, and I think it's actually been terrific for us. And I think we're all looking forward to getting back together. But it's been a big surprise that I was able to kick this off and been over a year now pretty much remotely for many, many things.

Tyler Nuss

Totally. Well, Stacy, this has been a really insightful conversation. We really appreciate you coming on and sharing some updates about everything that's been going on with AeroFarms. As we finish up here, how can listeners get in touch and connect with you and AeroFarms?

Stacy Kimmel

Sure. So, they can get in touch with me through the website. And I would encourage everyone to take a look at the new website, because it is outstanding. I just love it, and I'm really excited about it, especially what we're calling our Flavor Spectrum. So, if you take a look at that, you'll see kind of how we're thinking about our products relative to the colors of the packaging and the flavors of our greens. And I just am really excited about that, and what it's going to bring to us as a company on shelf.

Tyler Nuss

Awesome. Stacy, thanks so much for being with us.

Stacy Kimmel

You're welcome. Thanks so much, guys.

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Tyler Nuss

So, Ty, what'd you think? Thanks for asking, Ty. I had to do that, guys, I'm sorry. But I hope you guys enjoyed that update of all things indoor farming. I think it was a really good overview of hearing how AeroFarms is thinking about the space, how they're going to market, how they're really focused on growth right now. We've seen really a shift in a lot of these indoor farming companies as they develop their technology and kind of move from this R&D phase to production, and learn and navigate scale.

AeroFarms
Tuesday, May 4, 2021, 11:00 AM Eastern

So, that was a great update on that. I really appreciated her insight, and I hope you guys did as well. As we finish up, if there's anyone that you work with, or that you know that is interested in the food and agricultural space, please share this podcast with them. Maybe pass along your favorite episode of late, and pass it to a friend. Maybe send them the website. We'd really appreciate you sharing it. That's how we get the word out. And appreciate you guys listening.

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***

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AeroFarms
Tuesday, May 4, 2021, 11:00 AM Eastern

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AeroFarms
Tuesday, May 4, 2021, 11:00 AM Eastern